U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                  FORM 12B-25                       0-30683
                                                                 CUSIP Number
                            NOTIFICATION OF LATE FILING              054943
                                  (Check One):

  [X] Form 10-K and Form 10-KSB        [  ]Form 20-F        [  ] Form 11-K
                   [  ]Form 10-Q and 10-QSB    [  ]Form N-SAR

         For Period Ended:   May 31, 2000
         [   ] Transition Report on Form 10-K
         [ X ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended:  December 31, 2001
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.
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PART I - REGISTRANT INFORMATION
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Full name of Registrant:            Ayotte Music, Inc.

Former Name if Applicable:          N/A

Address of Principal Executive Office (Street and Number):

                                    1055 West Hastings Street, Suite 220

City, State and Zip Code:           Vancouver, BC
                                    Canada V6E 2E9


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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)    The subject annual report, semi-annual report, transition report
  X             on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
-----           will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)    The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.
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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


          On May 21, 2002, the Registrant entered into a Plan of
     Arrangement with Verb Exchange Inc. (effective May 1, 2002), reported on Form 6-K, filed May 29, 2002. Due to change in management, which involved considerable amount of time to complete the transition, the Form 20-F has not been completed.

          The Registrant will file the Form 20-F Report for the transition period ended December 31, 2001 on or before July 15, 2002.




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Part IV - Other Information
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     (1) Name and telephone number of person to contact in regard to this notification.

                STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify reports(s).                                              [ X ]Yes [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ X ]Yes [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          The registrant is filing a transition report covering the ten month period from March 1, 2001 through December 31, 2001. Net earnings for the period ended February 28, 2001 were $17,395 compared to a net loss of $234,722 for the ten month period ended December 31, 2001. Sales decreased to $1,128,289, compared to $1,518,011, while the gross margin was $382,297, compared to $707,863. The decrease in gross margin resulted from a severe decline in sales resulting from the September 11th tragedy, and an increase in costs of raw materials and labor as well as a change in the product mix sold.


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                             AYOTTE MUSIC, INC.
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                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     July 1, 2002                   By:      /s/   Don Mazankowski
       ----------------------                -----------------------------------
                                                  DON MAZANKOWSKI,
                                                  General Manager




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